August 22, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Angela J. Crane, Branch Chief

     Re:     MTS Medication Technologies, Inc.
               Form 10-K for the fiscal year ended March 31, 2005 Form 8-K dated July 27, 2005
               File No. 1-31578

Dear Ms. Crane:

        On behalf of MTS Medication Technologies, Inc. (“MTS”), I am writing in response to the comments set forth in your letter addressed to the Company dated August 11, 2005 (the “Comment Letter”). For your convenience, the Staff’s comments are repeated below, with MTS’s response to each comment set forth immediately following such comment.

Form 10-K for the fiscal year ended March 31, 2005

Item 9A.  Controls and Procedures, page 21

1.	We note your disclosure that your “CEO and CFO concluded that the (y)our disclosure controls and procedures are designed, and are effective, to ensure that information required to be disclosed in reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as when required.” Revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response to Comment 1:

MTS acknowledges the Staff’s comment and confirms that it will make the requested changes in future filings.

Form 8-K, filed July 27, 2005

2.	We note that you present your non-GAAP measures in the form of pro forma statements of operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including pro forma operating profit, pro forma cost and expenses, pro forma income (loss) before income taxes and pro forma net income (loss), which have not been identified and described to investors. In addition, you have not explained your purpose for presenting non-GAAP operational measures that are the same as the GAAP amounts. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented.

a.	To eliminate investor confusion, please remove the non-GAAP statement of operation format from future filings and instead only disclose those non-GAAP measures used by management with the appropriate reconciliations.

b.	Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample.

Response to Comment 2:

MTS acknowledges the Staff’s comment and confirms that it will make the requested changes in future filings.

3.	In addition, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

Response to Comment 3:

MTS acknowledges the Staff’s comment and confirms that, in future filings, it will refrain from using the term “pro forma” when referring to non-GAAP information.

*        *        *

        Please direct any questions or comments regarding this letter to the undersigned at 813-227-8500 or to Michael Branca, MTS’s Chief Financial Officer at 727-576-6311.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Bob Grammig

Robert J. Grammig

cc:      Mr. Todd E. Siegel, Chief Executive Officer, MTS Medication Technologies, Inc.
           Mr. Michael Branca, Chief Financial Officer, MTS Medication Technologies, Inc.
           Mr. Stanley I. Levy, Partner, Grant Thornton, LLP